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VIA EDGAR CORRESPONDENCE

April 1, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

Re:	Triton International Limited
Amendment No. 1 to Registration Statement on Form S-4
Filed February 5, 2016
File No. 333-208757

Dear Ms. Long:

This letter responds to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 19, 2016 with respect to Triton International Limited’s Amendment No. 1 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on February 5, 2016 (“Amendment No. 1”), and is submitted on behalf of the registrant. Triton International Limited (“Holdco”) has filed today Amendment No. 2 to the Form S-4 (“Amendment No. 2”) together with this letter via EDGAR correspondence.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 1, 2016, p. 2

In addition to submitting this letter via EDGAR correspondence, we are also delivering to the Staff by courier five courtesy copies of a version of Amendment No. 2 marked to show the revisions Holdco has made to Amendment No. 1, including revisions made in response to the Staff’s comments.

Risk Factors, page 34

If Holdco is unable to finance capital expenditures…page 44

1.	We note your disclosure that early amortization events may occur in loans used by Triton’s subsidiaries that will cause these subsidiaries to use all available cash flows to repay these loans. Please disclose here, or in an appropriate section of your registration statement, these early amortization events.

Response:

In response to the Staff’s comment, the disclosure on pages 44 and 45 of Amendment No. 2 has been expanded.

Unaudited Pro Forma Combined Forma Combined Financial Information, page 64

Notes to Unaudited Pro Forma Financial Information, page 68

2.	We note your response to prior comment 8. Please address what consideration was given to including these dividend payments as part of your merger consideration.

Response:

The Staff is respectfully advised that TAL's ability to continue to make dividend payments of up to $1.44 per share prior to the closing of the mergers, which includes a $0.54 per share special dividend expected to be paid to holders of TAL common stock immediately prior to the closing of the mergers, was an element of the parties’ negotiation of the merger consideration payable to TAL shareholders in the transaction and is explicitly permitted under the terms of the transaction agreement. Given that TAL has publicly announced its intention to pay these dividends prior to the closing, the dividend payments are already reflected in TAL’s stock price and should not be considered a separate component of merger consideration. Upon the announcement of the merger on November 9, 2015, the TAL stock price increased from $17.35, the stock price at the close on the day immediately preceding the announcement, to $18.85, representing an 8.7% increase. In the two week period following the announcement, the TAL stock price increased to an average of $18.75, representing an 8.1% increase over the pre-announcement stock price. This increase is directly attributable to the announcement of the total consideration payable to the holders of the TAL common stock in the merger based on known or knowable information, which includes both the equity component and expected dividends to be paid to TAL stockholders. Moreover, the two $0.45 per share dividends that have

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 1, 2016, p. 3

already been declared and paid reflect a continuation of TAL’s regular quarterly dividend practices for periods prior to the closing, and such dividends were not contingent upon the occurrence of the closing of the mergers. With respect to the remaining $0.54 per share special dividend, such special cash dividend has not been declared and the record date for the special cash dividend will not be set until closer to the closing of the mergers. Since holders of TAL common stock as of the time of the closing of the mergers are expected to receive both a share of Holdco common stock and the special cash dividend for each share of TAL common stock held by such holder, the value of the special cash dividend should continue to be reflected in the TAL trading price (i.e., TAL common stock is not currently trading ex-dividend). Additional disclosure to this effect has been added on page 69 of Amendment No. 2.

Note 1 – Basis of Pro Forma Presentation, page 68

3.	We note your response to prior comment 10 as it relates to the relative voting rights in the combined entity and have the following additional comments.

•	With regard to your assessment of the limited circumstances in which the Sponsor Shareholder voting restrictions are expected to be applicable, please explain the business purpose of the voting restrictions set forth in the Sponsor Shareholder Agreement;

•	You indicate that “many” significant matters that would be submitted to shareholders of the combined entity for approval would first be approved by the Holdco Board. Please explain the nature of the significant matters that would not first be approved by the Holdco Board and address how you contemplated those matters in your determination that notwithstanding the Sponsor Shareholder Agreement, Triton shareholders will have voting control; and

•	You indicate that the Sponsor Shareholders will have significant influence in the selection of the directors nominated to serve on the Holdco Board due, in part, to their right to have one of their director designees appointed to Holdco’s Nominating and Corporate Governance Committee. Please tell us how many members there are on this committee.

Response:

The Staff is respectfully advised that the business purpose of the voting limitations is to provide TAL’s stockholders with protections against control over the combined company being exerted by the Sponsor Shareholders (who will collectively own approximately 42% of the combined company’s outstanding shares) over certain enumerated matters. As negotiated by the parties, these voting limitations apply only

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 1, 2016, p. 4

to (i) the election or removal of directors on the Holdco Board (other than contested elections (for which the Sponsor Shareholders would be required to vote for the slate of candidate proposed by the Holdco Board) or the election, removal or replacement of the Sponsor Shareholder designees on the Holdco Board) and (ii) shareholder proposals and extraordinary transactions unless they are approved by a majority of the Holdco Board and, in the case of an extraordinary transaction, such extraordinary transaction provides equal treatment to all Holdco common shares. Matters such as shareholder proposals approved by the Holdco Board, extraordinary transactions that are approved by the Holdco Board and provide equal treatment to all Holdco common shares, and any other matter approved and put to a shareholder vote by the Holdco Board (e.g., amendments to the Holdco bye-laws proposed by the Holdco Board) are excluded from the voting limitations, and the Sponsor Shareholders would be free to vote their shares in their sole discretion on these matters. While matters that are approved by the Holdco Board are expected to make up the vast majority of the matters submitted to a vote of the Holdco shareholders, matters that could be submitted to a vote of the Holdco shareholders without prior Holdco Board approval include shareholder proposals made pursuant to Rule 14a-8 promulgated under the Exchange Act as well as matters proposed at a special general meeting requisitioned by Holdco’s shareholders under Bermuda law. These factors were considered by Holdco in making the accounting acquirer determination and, given the limited circumstances in which the Sponsor Shareholder voting restrictions would apply relative to those in which the voting restrictions would not apply, Holdco concluded that former Triton shareholders will have greater overall voting power in the combined entity relative to the former TAL stockholders.

The Staff is further respectfully advised that Holdco expects that the Nominating and Corporate Governance Committee will consist of three members. The Sponsor Shareholders will have the right to have one of their director designees appointed to this committee and the remaining two members of the committee will be selected by the entire Holdco Board. It is also expected that the Chairman of the Nominating and Corporate Governance Committee will be one of the director designees of the Sponsor Shareholders. Accordingly, it is expected that the Sponsor Shareholders will have significant influence over the actions of this committee and, as a result, the selection of the directors nominated to serve on the Holdco Board.

Note 3- Preliminary Merger Consideration, page 69

4.	You indicate that the quoted market price of TAL has been determined to be the most factually supportable measure available to support the determination of the fair value of the consideration transferred, given the market participant element of a widely held stock in an actively traded market. However, it is not clear how the quoted market price of TAL reflects the premium over the pre-combination fair value of the equity interest of TAL that you have alluded to in response to prior comment 10. Please provide us a more robust analysis of the

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 1, 2016, p. 5

appropriateness of your accounting. Include a summary of the implied per share values of Triton as determined by the valuation analyses presented in this Form S-4.

Response:

The Staff is respectfully advised that ASC 805-30-30-2 provides that, in an exchange of equity interests, an acquiree’s stock may be a more reliable measure of fair value. Since Triton does not have a readily observable market price for its equity interests, Holdco looked to an alternative method in determining the fair value for the equity exchanged. The quoted price of TAL shares has been determined to be the most factually supportable measure available to support the determination of the fair value of the consideration transferred, given the market participant element of a widely-held stock in an active trading market. Since the purchase accounting for the transaction will be based on the pre-combination fair value of the equity interests of TAL on the closing date of the mergers, Holdco believes that using the recent market price of the TAL shares for the unaudited pro forma combined financial information provides the best approximation of the fair value of the consideration to be transferred at the closing.

In response to the Staff’s question as to how the quoted market price of TAL reflects the premium over the pre-combination fair value of the equity interests of TAL, the Staff is respectfully advised that, as discussed above, upon the announcement of the merger on November 9, 2015, the TAL stock price increased from $17.35, the stock price at the close on the day immediately preceding the announcement, to $18.85, representing an 8.7% increase. In the two week period following the announcement, the TAL stock price increased to an average of $18.75, representing a 8.1% increase over the pre-announcement stock price. This increase is directly attributable to the announcement of the total consideration payable to the holders of the TAL common stock in the merger based on known or knowable information, which includes both the equity component and expected dividends to be paid to TAL stockholders (TAL is permitted to declare and pay dividends in an aggregate amount up to $1.44 per share). Subsequently, the TAL stock price has been extremely volatile, which Holdco believes to be a result of global economic indicators impacting the container shipping industry, such as the price of steel and trade growth, and not due to new known or knowable information about the relative values of the respective equity interests of TAL and Triton. This belief is supported by the fact that the stock prices for TAL’s publicly traded peers have been similarly volatile since the announcement of the mergers.

As described on pages 101-103 of Amendment No. 2, BofA Merrill Lynch’s opinion summarized in the Form S-4 was limited to the fairness, from a financial point of view, of the TAL exchange ratio (taking into account the Triton merger) to the holders of TAL common stock. BofA Merrill Lynch’s valuation analyses with respect

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 1, 2016, p. 6

to Triton were not performed for the purpose of yielding a pre-combination fair value of Triton or its shares. Accordingly, Holdco respectfully submits that the implied per share values of Triton presented in the Form S-4 are not a reliable measure of fair value of the equity to be exchanged in the proposed transaction for purposes of the unaudited pro forma financial statements.

Finally, as discussed in Holdco’s response to prior comment 10, the determination of which entity will pay a premium over the pre-combination fair value is one of several factors considered within the guidance of ASC 805-10-55-11 through 55-15 in order to determine the accounting acquirer. In accordance with ASC 805-10-55-12(e), the accounting acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities. This factor is considered in any circumstance in which equity instruments are exchanged. In addition to the considerations described in Holdco’s response to prior comment 10, Holdco also considered the relative contribution of TAL and Triton of the combined entity specifically related to net income (which the investment community and research analysts tend to rely upon when valuing TAL and its publicly-traded peers) to determine if a premium was paid over the pre-combination fair value. TAL’s GAAP net income for the twelve months ended September 30, 2015 as a percentage of the new combined company would have been approximately 41%, indicating an implied ownership for TAL stockholders of approximately 41%. Holdco further considered other selected financial information including adjusted pre-tax income and total revenues, with both measures indicating an implied ownership for TAL stockholders of approximately 42% and 38%, respectively. Given the similarities of the businesses and industry for which they operate, as TAL stockholders will receive approximately 45% of the shares in the combined entity, this analysis suggests that TAL stockholders received a premium.

While Holdco believes that Triton will be paying a premium over the pre-combination fair value of TAL’s equity interests for the reasons set out above and in its response to prior comment 10, Holdco acknowledges that, as Triton is a private company that is not actively traded on any market, Holdco is unable to ascertain a pre-combination fair value of Triton from which any conclusions about the existence of a premium can be drawn. Nevertheless, Holdco believes that, even if the payment by Triton of a premium cannot be definitively established due to the fact that Triton is not publicly traded (i.e., it is a factor that should be considered to be neutral as to the determination of the accounting acquirer), after evaluation of all of the other relevant factors described in Holdco’s response to prior comment 10, all else being equal, Holdco would still conclude that Triton is the accounting acquirer. This conclusion is based upon the former Triton shareholders’ majority voting power in the combined entity, the presence of a large minority voting interest concentrated within the former Triton shareholders and the relative size of Triton in relation to TAL, as more fully described in Holdco’s response to prior comment 10.

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 1, 2016, p. 7

Note 5- Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 71

5.	Based on this adjustment amount in (k)(3) provided in this footnote, it appears that the transaction costs incurred were approximately $20.7 million. Please reconcile this amount to your disclosures provided on page 38 in response to prior comment 6. Disclose the amount of nonrecurring charges which result directly from the mergers and which will be included in income within the 12 months succeeding the mergers. Please also revise your Unaudited Pro Forma Combined Statement of Income to disclose income (loss) from continuing operations before nonrecurring charges.

Response:

The Staff is respectfully advised that the gross amount of transaction costs expected to be incurred after September 30, 2015 is $27.8 million, as reflected in footnote 5(a) on page 71 of Amendment No. 1. The offset of these transaction costs expected to be incurred are reflected in retained earnings, net of tax, and amount to $20.7 million. In addition, transaction costs of $1.7 million have been incurred in the nine months ended September 30, 2015 which are eliminated per footnote 6(d) on page 74 of Amendment No. 1.

Footnote 5(j)(3) on page 73 of Amendment No. 2 has been revised to indicate that these are transaction costs expected to be incurred and are net of tax.

The sum of transaction costs expected to be incurred after September 30, 2015 of $27.8 million and the $1.7 million of transaction costs incurred in the nine months ended September 30, 2015 equal $29.5 million, which approximates the low end of the range of $30 to $35 million of fees and expenses relating to legal, accounting and other transaction and advisory costs as disclosed on page 38 of Amendment No. 1 in the third bullet point.

Furthermore, footnote 6(d) on page 74 of Amendment No. 2 has been revised to indicate the amount of non-recurring charges which are expected to be included in income in the 12 months succeeding the mergers. As of December 31, 2015, there have been no material non-recurring charges recognized in the pro forma combined statement of operations directly attributable to the mergers. The estimated non-recurring retention costs of $35 million referenced on page 38 of Amendment No. 1 have been revised to $15 million as the additional $20 million of Triton retention costs were not directly related to the mergers. However, the payment of these costs may be accelerated due to the closing of the mergers. Similarly, the estimated non-recurring charges expected to be incurred in connection with the mergers have not been reflected in the unaudited pro forma combined financial statements. While these non-recurring charges are directly attributable to the mergers and expected to be reflected in the statement of operations within 12 months following the mergers, the

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 1, 2016, p. 8

effect and timing of such non-recurring costs are too uncertain to be considered factually supportable.

Note 6- Adjustments to Unaudited Pro Forma Combined Statements of Income, page 73

6.	We note your expanded disclosure provided in (d) of this footnote regarding the unvested share base awards at both TAL and Triton that will vest immediately upon the closing of the merger. Please quantify the amount that you will charge to management, general, and administrative expenses upon closing of the mergers.

Response:

In response to the Staff’s comment, the disclosure in footnote 6(d) on page 74 of Amendment No. 2 has been revised to reflect the amount of stock compensation that will be charged to management, general and administrative expenses upon closing of the mergers.

7.	You indicate that certain modifications were made to the Triton share option plan as of November 9, 2015 which may result in an additional charge to share based compensation. Please expand your disclosure to identify the nature of the modifications and quantify the amount of the additional charge. Given that the modifications have been already made, it is unclear why an estimate cannot be made.

Response:

In response to the Staff’s comment, the disclosure on pages F-30 and following of Amendment No. 2 has been expanded for the year ended December 31, 2015 to identify the nature of the modifications, the accounting implications, underlying assumptions for estimating fair value and to quantify the amount of the additional charge. The agreements resulted in modifications of both market-based and service-based awards and management engaged a third party to perform valuations before and after the modifications, which were not yet completed when Holdco filed Amendment No. 1.

Summary of Material Financial Analyses of Triton, page 104

Selected Publicly Traded Companies Analysis, page 104

8.	We note your revised disclosure in response to comment 21 in our letter dated January 21, 2016. Please disclose the specific primary considerations and judgements you made when comparing the financial and operating characteristics of these companies to Triton. This comment also applies to the corresponding section related to the TAL analysis on page 107.

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 1, 2016, p. 9

Response:

In response to the Staff's comment, the disclosure on pages 106 and 107 of Amendment No. 2 has been revised.

Consolidated Financial Statements for Fiscal Year Ended December 31, 2014 General

9.	Please update the financial information in your filing to include the audited fiscal year ended December 31, 2015 in accordance with Rule 3-12(d) of Regulation S-X.

Response:

In response to the Staff’s comment, the financial information in Amendment No. 2 has been updated to include the audited financial statements for the fiscal year ended December 31, 2015.

Note 1- Business and Summary of Significant Accounting Policies, page F-8

(c) Principles of Consolidation, page F-8

10.	We have read your response to prior comment 34 in which you indicate that subject to the limitations set forth in the Operating Agreement, Triton has full and complete charge of all affairs of TCI, and management and control of TCI’s business resides exclusively with Triton. Subject to the limitations set forth in the Operating Agreement, Triton has the rights, powers and authority to obligate and bind TCI to take actions as Triton deems necessary. Please tell us what these limitations relate to and how, in light of these limitations you were able to conclude that the other members of TCI do not have substantive participating rights. Please address the need to disclose the nature of these limitations. Finally, if material, please file the agreement as an Exhibit to your next amendment on Form S-4. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Staff is respectfully advised that Triton, as the manager of TCI, has a number of rights that most significantly impact the economic performance of TCI that do not require consent or approval of any of the non-managing members, including 1) acquiring and leasing containers, 2) financing, managing, repairing and maintaining the container fleet, 3) exercising all rights under the Management Agreement, 4) executing all contracts, and 5) borrowing money, issuing indebtedness under the existing debt arrangements and refinancing existing arrangements.

Participating rights relevant to the variable interest entity (“VIE”) analysis for TCI as an LLC are those rights that allow the non-controlling shareholders to block or participate in certain significant financial and operating decisions of the company that

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 1, 2016, p. 10

are made in the ordinary course of business. Examples of the most relevant financial and operating decisions for TCI include: acquiring containers, initiating lease transactions, securing debt, selling containers and managing, repairing and repositioning containers. The non-controlling interest holders do not have the right to block or participate in any of these financial and operating decisions.

Triton’s rights as the manager are limited by certain items that require the consent of all members. These items include 1) engaging in activities that are inconsistent with the purpose of TCI, 2) acquiring any equity or debt securities, 3) selling or disposing of a material portion of TCI’s property in a single transaction, and 4) causing TCI to institute a proceeding seeking liquidation. A single member can block these decisions, but no member can make these decisions unilaterally. It is Triton’s conclusion that these limitations represent the existence of protective rights rather than participating rights.

Triton’s rights as the manager are further limited requiring a majority of the members to consent including 1) incurring any new indebtedness except as prescribed by the TCI Operating Agreement, 2) making capital expenditures, other than the purchase of new containers, in excess of $1 million, and 3) settling litigation in excess of $0.5 million. These restrictions on Triton’s rights as manager indicate that a single member cannot make these decisions unilaterally and represent the existence of protective rights rather than participating rights.

Further to this analysis, the only way that Triton can be removed as the manager of TCI is for cause. The trigger events set forth in the TCI Operating Agreement are situations where the manager has either failed in its duty to perform as the manager (i.e., breached the requirements of the TCI Operating Agreement) and/or made such business decisions on behalf of TCI, which resulted in a breach of covenants and resulted in an acceleration of debt repayment. These instances of potential removal of the manager are considered to be non-substantive because the manager can only be removed in specific situations that are within Triton’s control. Additionally, even when there has been a triggering event, the TCI Operating Agreement requires a non-managing member majority vote. As a result, no one member has the unilateral ability to remove the manager for cause.

The protective rights of other members are significantly restricted compared to Triton, which gives a basis to conclude that Triton has control over TCI and consolidates TCI in accordance with the requirements of ASC 810.

Because TCI is not a VIE, the VIE specific disclosures are not required. However, in response to the Staff’s comment, the disclosure on pages F-8 and F-9 of Amendment No. 2 has been expanded.

Holdco further respectfully advises the staff that the TCI Operating Agreement is not a material agreement under Item 601(b)(10) of Regulation S-K. Holdco is neither

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 1, 2016, p. 11

substantially dependent on the TCI Operating Agreement nor is its business dependent on the TCI Operating Agreement to a material extent. In this regard, Holdco notes that the agreement has no operational impact on the Company's business, and that, per the terms of the agreement, TCI will dissolve and commence winding-up operations on December 31, 2018. Holdco further notes that, as of December 31, 2015, the total assets and liabilities of TCI represented only 4.8% and 1.4%, respectively, of the aggregate consolidated assets and liabilities of TAL and Triton combined as of such date, and for the fiscal year ended December 31, 2015, total revenues of TCI represented only 8.0% of the aggregate consolidated revenues of TAL and Triton combined over the same period. Due to the near-term termination of the agreement, such percentages are expected to continue to decrease until the termination date.

11.	Disclose the nature of your interests in your regional service subsidiaries and the related consolidation policy.

Response:

In response to the Staff’s comment, the disclosure on page F-8 of Amendment No. 2 has been expanded.

12.	We have read your response to prior comment 36 as well as the additional information you have provided. We note that your discussion of the Operating Agreement on page F-16 appears to discuss the allocation of cash flows related to container dispositions and non-container dispositions. Please expand this disclosure herein or in MD&A to address how the allocation of cash flows correlates to the income attributable to non-controlling interests.

Response:

In response to the Staff’s comment, the disclosure on page F-16 of Amendment No. 2 has been expanded.

Note 9 – Debt, page F-18

13.	We note your additional disclosures provided in response to prior comment 39. With reference to the nature of the restrictions related to the $1,298,360 of container owners’ assets that are not available to directly satisfy your debts, please address the need to provide Schedule I as required by Rule 5-04 of Regulation S-X.

Response:

The Staff is respectfully advised that the referenced $1,298,360 of container owners’ assets that are not available to directly satisfy Triton’s debts represents the Total

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 1, 2016, p. 12

assets and not the Net assets, on which the Schedule I requirement is based. Triton has reviewed the requirements for Schedule I and concluded that Schedule I is not required because the restricted net assets of the container owners are less than 25% of the consolidated net assets.

14.	We note that Holdco will assume Triton’s debt upon the completion of this transaction. Please tell us what consideration you have given to filing Triton’s material debt agreements—which include the revolving credit facilities, term loans, institutional notes, and asset-backed notes—as exhibits to your registration statement.

Response:

The Staff is respectfully advised that Triton’s and its subsidiaries’ respective debt obligations will remain the obligations of the current obligors and will not be assumed or guaranteed by Holdco upon the completion of the mergers.

The Staff is further respectfully advised that none of Triton’s or Triton’s subsidiaries’ long-term debt instruments (including the revolving credit facilities, term loans, institutional notes and asset-backed notes) individually accounts for more than 10% of the total combined assets of Triton and TAL. Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, Holdco has determined that none of the long-term debt instruments of Triton or Triton’s subsidiaries would need to be filed as an exhibit to the registration statement.

*                      *                      *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned or Christopher E. Austin at (212) 225-2000.

Sincerely,

/s/ Neil R. Markel
Neil R. Markel

cc:	Ian R. Schwartz

Vice President & General Counsel, Triton Container International Limited

Marc Pearlin

Vice President, General Counsel and Secretary, TAL International Group, Inc.

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
April 1, 2016, p. 13

Christopher E. Austin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Paul T. Schnell, Esq.

Thomas W. Greenberg, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP